





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35826

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Investment Center, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 US Highway 206 North, Suite 210
(No. and Street)

Bedminster (City) New Jersey (State) 07921 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph J. DeVito (908) 707 - 4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle, Suite B20 (Address) Bethlehem (City) Pennsylvania (State) 18020 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph J. DeVito _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

The Investment Center, Inc. _____, as

of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



<u>Signature</u>

President & CEO

<u>Title</u>



_____
Notary Public

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┌──────────────────────────────────────────┐
│  ⬤STATE OF    MICHAEL ANTHONY BRUNO       │
│  NOTARY      NOTARY PUBLIC OF NEW JERSEY   │
│  PUBLIC   MY COMMISSION EXPIRES 08/10/2024 │
│  NEW JERSEY                                 │
└──────────────────────────────────────────┘
```

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).

☑ (d) Statement of Changes in Financial Condition.

☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☑ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE INVESTMENT CENTER, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

(with supplementary information)

<u>C O N F I D E N T I A L</u>

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of The Investment Center, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Investment Center, Inc. as of December 31, 2020, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Investment Center, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Investment Center, Inc.'s management. Our responsibility is to express an opinion on The Investment Center, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Investment Center, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of The Investment Center, Inc.'s financial statements. The supplemental information is the responsibility of The Investment Center, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck / Oswald, LLC

We have served as The Investment Center, Inc.'s auditor since 1989.

Bethlehem, Pennsylvania

March 31, 2021

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

THE INVESTMENT CENTER, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 338,819
Clearing deposits	120,080
Receivables from broker-dealers and product sponsors	3,317,763
Receivables from non-customers	
(amortized cost $993,539, allowance for credit losses of $94,856)	868,683
Securities owned - marketable	2,222,134
Due from affiliated companies	248,841
Furniture, equipment, and leasehold improvements, at cost,	
less accumulated depreciation	153,169
Goodwill	293,790
Other assets	2,001,331

TOTAL ASSETS $ 9,564,610

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to registered representatives	$ 1,180,347
Accounts payable	145,384
Accrued expenses and other liabilities	1,847,901
Subordinated borrowings	500,000
Due to affiliated companies	62,942
Interest payable	3,750
Business tax payable	8,320

     TOTAL LIABILITIES   3,748,644

STOCKHOLDER'S EQUITY

Common stock – no par value,	
1,000 shares authorized, 962.5 shares issued and outstanding	287,369
Treasury stock, 37.5 shares, at cost	(154,500)
Additional paid in capital	1,510,300
Retained earnings	4,172,797

     TOTAL STOCKHOLDER'S EQUITY   5,815,966

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $ 9,564,610

The accompanying notes are an integral part of this report.

Confidential

THE INVESTMENT CENTER, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES

Concessions	$ 15,626,479
Commissions	10,015,231
Trails	7,238,372
Registrations and service fees	2,313,453
Interest	45,363
	35,238,898

EXPENSES

Commissions	26,587,236
Compensation and benefits	3,787,901
Communications and data processing	1,007,776
Insurance	533,034
Other expenses	355,553
Dues, licenses, and publications	412,505
Conferences and seminars	40,585
Rent and occupancy	265,041
Professional fees	209,516
Quote services	182,293
Advertising	84,411
Depreciation	46,691
Clearing costs	564,505
Interest expense	10,500
	34,087,547

INCOME FROM OPERATIONS	1,151,351
Provision for income tax - current	13,039
NET INCOME	$ 1,138,312

The accompanying notes are an integral part of this report.

THE INVESTMENT CENTER, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2020

SUBORDINATED BORROWINGS AT JANUARY 1, 2020	$ 500,000
Issuance of subordinated loans	-
Payment of subordinated loans	-
SUBORDINATED BORROWINGS AT DECEMBER 31, 2020	$ 500,000

The accompanying notes are an integral part of this report.

4

THE INVESTMENT CENTER, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2020	$ 287,369	$ (154,500)	$ 700,100	$ 3,775,485	$ 4,608,454
Distributions	-	-	810,200	(741,000)	69,200
Net income	-	-	-	1,138,312	1,138,312
Balance, December 31, 2020	$ 287,369	$ (154,500)	$ 1,510,300	$ 4,172,797	$ 5,815,966

The accompanying notes are an integral part of this report.

5

THE INVESTMENT CENTER, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 1,138,312
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation expense	46,691
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from broker-dealers and product sponsors	(1,218,633)
Receivables from non-customers	638,016
Securities owned - marketable	(904,266)
Due from affiliated companies	201,536
Other assets	314,581
Increase (decrease) in:	
Payable to registered representatives	(92,769)
Accounts payable	(46,688)
Due to affiliated companies	62,942
Accrued expenses and other liabilities	(337,032)

NET CASH PROVIDED BY OPERATING ACTIVITIES (197,310)

CASH FLOWS USED IN INVESTING ACTIVITIES

Purchase of property and equipment	(71,704)

NET CASH USED IN INVESTING ACTIVITIES (71,704)

CASH FLOWS USED IN FINANCING ACTIVITIES

Additional paid in capital from shareholders during the year	810,200
Amounts distributed to shareholders during the year	(741,000)

NET CASH USED IN FINANCING ACTIVITIES 69,200

DECREASE IN CASH AND CASH EQUIVALENTS (199,814)

CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR 538,633

CASH AND CASH EQUIVALENTS AT
END OF YEAR $ 338,819

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest	$ 10,500
Taxes	$ 6,719

The accompanying notes are an integral part of this report.

THE INVESTMENT CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

The Investment Center, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of IC Financial, Inc. (the "Parent"). It operates nationwide. The U.S. dollar ($) is the functional currency of the Company. The Company is an independent Broker-Dealer that offers investment products to individual investors via affiliated Registered Representatives that include: equities, mutual funds, variable annuities, fixed income, insurance, retirement and wealth solutions, cash management services and research tools.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Use of Judgements and Estimates

The preparation of the Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Securities Transactions

Securities transactions and the related revenues and expenses are recorded in the Financial Statements on a trade date basis.

Marketable securities are recorded and carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is defined by GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Fair value is generally determined by quoted market prices, and non-marketable securities are valued at fair value as determined by management.

Furniture, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Current year advertising expense is $84,411.

The accompanying notes are an integral part of this report.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a qualified subchapter S subsidiary (QSub) under applicable provisions of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Income taxes are the result of certain states where the Company operates.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended December 31, 2016 through present are subject to IRS and other jurisdiction tax examinations.

Goodwill

The Company does not amortize goodwill, but reduces the carrying amounts of goodwill, if management determines that its implied fair value has been impaired.

New Accounting Standards

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13 – Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment loss with an expected loss model for trade and other receivables. The Company adopted the standard during 2020, under the modified retrospective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

NOTE 3: REVENUE

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Revenue from contracts with customers includes concessions, commissions and trails. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The accompanying notes are an integral part of this report.

THE INVESTMENT CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 3: REVENUE (continued)

Commissions and distribution fees

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The company receives payments from revenue sources on a settlement date basis. The timing of cash receipts vary by revenue source but are usually within 30 days of the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and any variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Trailing Revenue
The company earns trail revenue for providing ongoing support, awareness and education to its customers. This trailing revenue is earned by the company based on a percentage of the current market value of the customers' investment holdings in trail eligible assets and are recognized over the period during which the services are performed.

Registration fee and service fee income

Service fees principally include amounts charged to independent financial advisors for processing of securities trades and for providing administrative and compliance services. Registration fees mainly include amounts charged to independent financial advisors for processing initial registrations, which include state registrations, FINRA, exam fees, branch office fees and other charges. Registration fee revenue, due from independent financial advisors, are recognized when related registration fee expenses are incurred.

Revenue from contracts with customers:

Concessions	$ 15,626,479
Commissions	10,015,231
Trails	7,238,372
Total revenue from contracts with customers	$ 32,880,082

The accompanying notes are an integral part of this report.

9

THE INVESTMENT CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 4: FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-

NOTE 4: FAIR VALUE (continued)

name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

Residential Mortgage-Backed Securities (RMBS) and Asset-Backed Securities (ABS). RMBS and ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. In addition, for RMBS borrowers, Fair Isaac Corporation scores and the level of documentation for the loan are also considered. Market standard models, such as Intex, Trepp, or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category. Valuation levels of RMBS indexes are also used as an additional data point for benchmarking purposes or to price outright index positions.

RMBS and ABS are generally categorized in level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then RMBS and ABS are categorized in level 3 of the fair value hierarchy.

Fair Value Measurements

	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 338,819		
Deposits with clearing organizations	120,080		
Receivables from broker-dealers	3,317,763		
U.S. government securities	2,219,940		
Equities	1,553		
Asset backed securities		586	
Corporate bonds			55
	$ 5,998,155	$ 586	$ 55

The accompanying notes are an integral part of this report.

NOTE 5: PROPERTY & EQUIPMENT

Depreciation is calculated by the straight line method for financial reporting purposes at rates based on the following estimated useful lives.

	YEARS
Computer Software	3
Computer Hardware	5
Office equipment	5-7
Leasehold Improvements	Shorter of asset or lease life

At December 31, 2019:

	Cost Basis	Accumulated Depreciation	Net Book Value
Computer Software	$ 80,927	$ 66,637	$14,290
Office equipment	418,138	414,833	3,305
Computer Hardware	388,833	310,636	78,197
Leasehold Improvements	84,656	84,656	0
Furniture & Fixtures	346,276	288,899	57,377
	$ 1,318,830	$1,165,661	$153,169

NOTE 6: BENEFIT CONTRIBUTION PLAN

The Company sponsors a 401k plan that covers all employees age 18 and over with one year of service. The plan calls for a 100% matching contribution of up to 3% of an eligible participant's compensation, plus 50% of the next 2% of compensation. In addition, the company sponsors a profit sharing plan. At its sole discretion, the Company may make a contribution up to the government issued limit of an eligible participant's compensation. Included in compensation and benefits is $179,984 of expense relating to these plans.

NOTE 7: CASH FLOW INFORMATION

The Company considers all short term investments with an original maturity of three months or less to be cash equivalents. Cash paid for income taxes for the year ended December 31, 2020 was $6,719. Cash paid for interest expense for the year ended December 31, 2020 was $10,500.

The accompanying notes are an integral part of this report.

Confidential

NOTE 8: LEASING ARRANGEMENTS

The Company leases office space under a long-term lease. The Company also has other long-term leases for copier machines, a postage machine and several computers.

Future obligations over the primary terms of the Company's long-term building lease as of December 31, 2020, are:

Year Ending December 31,	Amount
2020	$ 382,301
2021	376,337
2022	377,677
2023	376,383
2024	381,988
2025 and after	257,520
	$ 2,152,206

The company's rent expense under the expense sharing agreement for all operating leases was $265,041 for the year ended December 31, 2020.

The Company adopted ASC Topic 842, Leases using the modified retrospective method applied to all existing leases at the date of initial application. The standard requires the recognition of a lease liability that is based on the present value of the remaining minimum rental payments under the current leasing standards for existing operating leases. Additionally, the standard requires the recognition of a "Right of Use" asset also based on the present value of the remaining minimum rental payments under the current leasing standards for existing operating leases. The weighted average discount rate used to calculate the present value of future rent payments is 7%. The weighted average lease term is 78 months. Both the additional Lease Liability and Right of Use Asset are amortized fully over the remaining life of the lease. At December 31, 2020, the ASC 842 Lease Liability balance is $1,543,749, included in accrued expenses and other liabilities, and the Right of Use Asset balance is $1,564,729, included in other assets.

NOTE 9: CREDIT AND MARKET RISK

A clearing broker-dealer carries all of the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

At December 31, 2020 cash and cash equivalents were held on deposit at diversified U.S. financial institutions that was $88,819 in excess of the FDIC insured amount.

Receivable from broker-dealers and product sponsors represent amounts due from its clearing broker relating to customer securities transactions introduced by the Company and amounts due from product sponsors from mutual fund and variable annuity transactions.

The accompanying notes are an integral part of this report.

THE INVESTMENT CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 10: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement and serves as common pay master with IC Advisory Services, Inc., an affiliated company. IC Advisory Services, Inc. pays 30% of overhead expenses and its share of these expenses was $2,824,422 for the year ending December 31, 2020. At the end of the year, the Company had $248,841 due from IC Advisory Services, Inc. in connection with this agreement. IC Advisory Services, Inc. is under common ownership as The Investment Center, Inc. The company owes its parent, IC Financial, Inc. $62,942 for advances made to the company during the year.

NOTE 11: SUBORDINATED BORROWINGS

In October 2018, the Company entered into a subordinated loan agreement with the sole owner of the Company's parent in the amount of $500,000, which bears an interest rate of 3% per annum and matures on October 30, 2021. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense for the year ended December 31, 2020 is $15,000, of which $4,500 was paid by IC Advisory Services, Inc. under the expense sharing agreement.

NOTE 12: COMMITMENTS AND CONTINGENCIES

The Company, in the ordinary course of business, is subject to regulatory and arbitration proceedings. At present, the company is involved in one such arbitration proceeding. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE 13: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined.

At December 31, 2020, the Company has net capital of $3,929,531 which was $3,679,531 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.43 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE 14: CURRENT EXPECTED CREDIT LOSSES

The Company periodically extends credit to its registered representatives in the form of recruiting loans, commission advances and other loans. The decisions to extend credit to registered representatives are generally based on either the registered representatives' credit history, their ability to generate future commission, or both. Management maintains an allowance for uncollectible accounts using an ageing analysis that takes into account the representatives' registration status and the specific type of receivable. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

The accompanying notes are an integral part of this report.

NOTE 14: CURRENT EXPECTED CREDIT LOSSES (continued)

The loans are contingent on the employees' continued employment with the Company and generally require repayment if employees leave during a contractual service period. These loans generally amortize over a contractual service period of 3 to 10 years from the initial date of the loan and amounts related to accrued interest are reported in the same balance sheet line item as the other elements of the loan's amortized cost. The outstanding loan becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company. A loan is placed on non-accrual status when, based on current information, it is probable that the Company will be unable to collect scheduled payments of principal and interest when due according to the contractual terms of the underlying loan agreement. Generally, loans with principal or interest payments that are more than 30 days past due are placed on non-accrual status. The amortized cost basis of these loans is written-off against the allowance for credit losses when management deems the amount to be uncollectible.

The Company adopted FASB ASC 326-20 – Financial Instruments – Credit Losses and as such accounts for estimated credit losses on financial assets measured at an amortized cost basis. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. At December 31, 2020, the company estimates the current expected credit losses for receivables from non-customers to be $94,856. The receivables from non-customers balance of $868,683 at December 31, 2020 is equal to the amortized cost of $993,539 less the allowance for credit losses of $94,856.

NOTE 15: SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through March 31, 2021, the date this report is available to be issued and the date of management's review. There have been no material subsequent events that occurred during such period that would require disclosure in this report or be required to be recognized in the financial statements as of December 31, 2020.

The accompanying notes are an integral part of this report.

THE INVESTMENT CENTER, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

NET CAPITAL

Total stockholder's equity	$ 5,815,965
Liabilities subordinated to claims of general creditors	500,000
Deductions and/or charges:	
Non-allowable assets:	
Receivables from broker-dealers and product sponsors	303,153
Receivables from non-customers	868,683
Due from affiliated companies	248,841
Furniture, equipment, and leasehold improvements	153,169
Goodwill	293,790
Other non-allowable assets	433,283
	2,300,919

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	4,015,046
Haircuts on other securities	85,515
NET CAPITAL	**$ 3,929,531**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 250,000
Excess net capital	$ 3,679,531
Net capital less greater of 10% of aggregate indebtedness or	
120% of minimum net capital	$ 3,629,531

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Payable to registered representatives	$ 1,180,347
Accounts payable	145,384
Accrued expenses and other liabilities	307,901
Payable to affiliates	62,942
Business tax payable	8,320
TOTAL AGGREGATE INDEBTEDNESS	**$ 1,704,894**

Ratio: Aggregate indebtedness to net capital	0.43 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17a-5 as of December 31, 2020)

NET CAPITAL PER DECEMBER 31, 2020 FOCUS FILING	$ 3,640,394
Net audit adjustment	96,504
Change in allowable assets	192,633
NET CAPITAL AT DECEMBER 31, 2020, AS ABOVE	**$ 3,929,531**

The accompanying notes are an integral part of this report.

THE INVESTMENT CENTER, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company is exempt from the provision of SEC rule 15c3-3 under k(2)(ii) and for the year ended December 31, 2020, the Company was in compliance with the conditions of exemption.

The accompanying notes are an integral part of this report.

THE INVESTMENT CENTER, INC.
SCHEDULE III
SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company is exempt from the provision of SEC rule 15c3-3 under k(2)(ii) and for the year ended December 31, 2020, the Company was in compliance with the conditions of exemption.

The accompanying notes are an integral part of this report.

THE INVESTMENT CENTER, INC.
EXEMPTION REPORT UNDER RULE 17a-5(d)
FOR THE YEAR ENDED DECEMBER 31, 2020

The Investment Center, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Investment Center, Inc.

I, Ralph J. DeVito, affirm, that, to the best of my knowledge and belief, this Exemption Report is true and correct.

President

March 31, 2021

The accompanying notes are an integral part of this report.

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